UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Walker Innovation Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

93166110

(CUSIP Number)

Mitchell S. Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93166110	Page 1 of 4

(1)	Name of Reporting Person Jonathan Ellenthal
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2(d) or 2(e) ☐
(6)	Citizenship or Place or Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 1,138,491
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,138,491
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,491
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 93166110	Page 2 of 4

Item 1. Security and Issuer

The title and class of security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Walker Innovation Inc., a Delaware corporation (the “Issuer”). The principal executive office of Issuer is located at Two High Ridge Park, Stamford, Connecticut 06905.

Item 2. Identity and Background

This statement is being filed by Jonathan Ellenthal (the “Reporting Person”).

The principal business of the Reporting Person is Walker Innovation Inc. Two High Ridge Park, Stamford, Connecticut 06905. The present principal occupation of the Reporting Person is Chief Executive Officer of the Issuer. The Reporting Person is also a Member of the Board of Directors of the Issuer. The principal business of the Issuer is to develop and commercialize its unique portfolio of intellectual property assets through its licensing and enforcement operations and focus on helping companies innovate more effectively and efficiently. The business address of the Issuer is Two High Ridge Park, Stamford, CT 06905.

During the last five years, the Reporting Person has not been a party to criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 12, 2013, the Reporting Person was granted 1,000,000 stock options at an exercise price of $4.05 per share pursuant to the Issuer’s Amended and Restated 2006 Long-Term Incentive Plan in respect of 333,333 shares exercisable from and after November 12, 2014; 333,333 shares exercisable from and after November 12, 2015; and 333,334 shares from and after November 12, 2016. On May 15, 2015, the Reporting Person was granted 200,000 stock options at an exercise price of $1.40 per share pursuant to the Issuer’s Amended and Restated Long-term Incentive Plan, effective March 2, 2015 in respect of 66,666 shares exercisable from and after May 15, 2016; 66,667 shares exercisable from and after May 15, 2017; and 66,667 shares from and after May 15, 2018 (collectively, the “Stock Options”). None of the Stock Options have been exercised. If exercised, the Reporting Person intends to use personal funds.

In addition, on March 19, 2015, the Reporting Person entered into a plan intended to comply with SEC Rule 10b5-1(c) (the “10b5-1 Plan”). Pursuant to the 10b5-1 Plan, the Reporting Person purchased 71,825 shares of Common Stock of the Issuer in open market transactions from March 25, through September 30, 2015. The Reporting Person used $86,680 of his personal funds to purchase the shares.

Item 4. Purpose of Transaction

On September 18, 2013, the Issuer entered into an employment agreement with the Reporting Person (the “Employment Agreement”). Pursuant to the Employment Agreement, the Reporting Person was entitled to a one-time grant of stock options to purchase 1,000,000 shares of Common Stock of the Issuer. On May 15, 2015, the Reporting Person received an additional one-time grant of stock options to purchase 200,000 shares of the Issuer’s Common Stock. The Stock Options are described in Item 3. above.

CUSIP No. 93166110	Page 3 of 4

In addition, on March 19, 2015, the Reporting Person entered into the 10b5-1 Plan described in Item 3. above.

Except as otherwise set forth herein, the Reporting Person has not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to directly beneficially own 1,138,491 shares of Common Stock as follows: 71,825 shares of Common Stock held directly by him; and 1,066,666 shares of Common Stock underlying currently exercisable options held directly by him. This represents, in the aggregate, approximately 5.2% of Issuer’s issued and outstanding shares of Common Stock, based upon 20,741,572 shares of Common Stock issued and outstanding as of September 30, 2016.

(b)	The responses of the Reporting Person to (i) Rows (7) through (10) of the Cover Page of this Statement and (ii) Item 5(a) hereof are incorporated by reference.

(c)	The Reporting Person has not had any other transactions in Common Stock that were effected during the past sixty days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4, and 5 hereof is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 93166110	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 1, 2016

	By.	/s/Jonathan Ellenthal
Jonathan Ellenthal